                                                       Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

January 21, 2015

Ms. Jennifer Gowetski

United States Securities and Exchange Commission

Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Hospitality Trust, Inc.

Post-Effective Amendment to Form S-11

Filed December 24, 2014

File No. 333-190698

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Hospitality Trust, Inc. (the “Company”), please find transmitted herewith for filing Supplement No. 15 dated January 21, 2015 (“Supplement No. 15”), to the prospectus dated January 7, 2014 (the “Prospectus”) included as part of the Company’s Registration Statement on Form S-11 (File No. 333-190698) (the “Registration Statement”) and Supplement No. 14 dated January 9, 2015 (“Supplement No. 14”). Supplement No. 14 and Supplement No. 15 were filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424 under Securities Act of 1933, as amended (the “Securities Act”) and Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 3 to the Registration Statement (the “POS AM”) was filed with the Commission on December 24, 2014. The POS AM included Supplement No. 13 to the Prospectus, dated December 23, 2014 (“Supplement No. 13”). Supplement No. 14 and Supplement No. 15 modify, supersede and replace certain information contained in the Prospectus and Supplement No. 13, and should be read in conjunction with, and will be delivered with, the Prospectus and Supplement No. 13.

The POS AM has not yet been declared effective by the Commission.

The Company hereby undertakes to include, in future post-effective amendments: (i) disclosure similar to the disclosure on pages S-2 and S-6 of Supplement No. 14 regarding the amount of compensation, fees, distributions and expense reimbursements that the Company paid or reimbursed to the respective affiliates of its sponsor including its advisor (and its affiliates) and its dealer manager during the period from our inception on July 25, 2013 through the end of future relevant financial periods, as well as amounts accrued and unpaid as of such dates; and (ii) disclosure similar to the disclosure on pages S-2 and S-3 of Supplement No. 15 showing the relationship of cash flow from operations, total net income or funds from operations to total distributions paid for the last fiscal year and any stub period, as applicable, and, to the extent that there is a shortfall in either cash flow from operations or funds from operations as compared to distributions for the full fiscal year or stub period, disclosing the percentage coverage based on total distributions paid in a risk factor related to dividend coverage in the summary or in the prospectus supplement.

Thank you for your attention to this letter. Please direct any questions concerning the matters discussed herein to the undersigned at (312) 962-3567.

Very truly yours,

/s/ Michael J. Choate
Michael J. Choate

cc: James A. Tanaka, Esq.
Peter M. Fass, Esq.